WELLS FARGO FUNDS MANAGEMENT, LLC.

525 MARKET STREET

SAN FRANCISCO, CA 94105

April 21, 2010

Linda Stirling

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

RE:       Wells Fargo Funds Trust, File Nos. 333-165032 and 811-09253 (the “Registrant”)

Dear Ms. Stirling:

On behalf of the Registrant, I am sending a response to oral comments delivered by you on March 16, 2010 to the registration statement (the "Registration Statement") filed on Form N-14 by the Registrant on February 23, 2010, accession no. 0000907244-10-000228 relating to the acquisition of the assets of certain series of the Registrant (the “Target Funds”) by certain series of the Registrant (the “Acquiring Funds”) as listed below:

Target (Merging) Fund	Acquiring (Surviving) Fund
Wells Fargo Advantage Growth Equity Fund	Wells Fargo Advantage Diversified Equity Fund
Wells Fargo Advantage Large Cap Appreciation Fund	Wells Fargo Advantage Capital Growth Fund
Wells Fargo Advantage Stable Income Fund	Wells Fargo Advantage Ultra Short-Term Income Fund
Wells Fargo Advantage Aggressive Allocation Fund	Wells Fargo Advantage Growth Balanced Fund
Wells Fargo Advantage Strategic Income Fund	Wells Fargo Advantage High Income Fund

Please note the following responses (unless otherwise indicated, capitalized terms used herein have the same meanings as are given to them in the Prospectus/Proxy Statement):

Prospectus/Proxy Statement Comments from Ms. Stirling:

Comment:       You requested that we highlight any significant differences in the procedures used by the Target Funds and the Acquiring Funds for buying, selling and exchanging Fund shares.

Response:      The Mergers are not expected to affect significantly how shareholders generally buy, sell or exchange shares of the Funds.  Accordingly, a statement to the effect that the procedures for buying, selling and exchanging shares of the Fund are similar is included in the summary section entitled “Merger Summary - Share Class Information.” The prospectus/proxy statement has highlighted the differences and the similarities in the sales charges (when applicable), and in the distribution and services fees of the Funds in the section entitled “Buying, Selling and Exchanging Fund Shares – Share Class Information.” Additional details, including a summary of differences regarding buying, selling and exchanging shares of the Target and Acquiring Funds is included in the section entitled “Buying, Selling and Exchanging Fund Shares – Purchase and Redemption Information.”

Comment:       With respect to each Merger, in the section entitled “Merger Summary -Shareholder Fee and Fund Expense Comparison,” you noted that the paragraph discussing the differences in the Target and Acquiring Funds’ distribution and shareholder servicing fees may be confusing to shareholders and suggested that we consider providing this information in a chart.

Response:      We respectfully decline to make this change. We believe that the current disclosure clearly describes for shareholders any differences in the Funds’ distribution and shareholder servicing fees.

Comment:       With respect to each Merger, in the section entitled “Merger Summary- Shareholder Fee and Fund Expense Comparison,” you requested that, with respect to each Fund (as well as the pro forma), we include all expense tables sequentially, so that the “Shareholder Fees” and “Annual Fund Operating Expenses” tables appear together, and that all footnotes for both sets of tables be grouped together following the “Annual Fund Operating Expenses” tables.

Response:      We have reordered the tables as requested; however, we respectfully decline to include all of the footnotes for both tables after the “Annual Fund Operating Expenses” table as we believe that including the footnotes immediately after the table to which they pertain helps to facilitate a shareholder’s understanding of the information presented.

Comment:       With respect to the Merger in which the Wells Fargo Advantage Growth Equity Fund is the Target Fund, in the second paragraph under the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you requested that we revise the disclosure to be more reader-friendly by putting it into a bullet or chart format.

Response:      The paragraph has been revised as follows:

“The Funds' investment goals are identical and their investment strategies are substantially similar. Each Fund seeks long-term capital appreciation. In addition, each Fund normally invests at least 80% of its assets in equity securities. A more complete description of each Fund's investment goals and strategies is provided below. Differences between the Funds' investment strategies include the following:

the Wells Fargo Advantage Growth Equity Fund's target allocation is 35% of its assets to the large cap growth style, whereas the Wells Fargo Advantage Diversified Equity Fund's target allocation is 25% of its assets to the large cap growth style;

the Wells Fargo Advantage Growth Equity Fund's target allocation is 35% of its assets to the small cap style, whereas the Wells Fargo Advantage Diversified Equity Fund's target allocation is 10% of its assets to the small cap style;

the Wells Fargo Advantage Growth Equity Fund's target allocation is 30% of its assets to the international style, whereas the Wells Fargo Advantage Diversified Equity Fund's target allocation is 15% of its assets to the international style; and

the Wells Fargo Advantage Diversified Equity Fund's target allocation is 25% of its assets to the large cap blend style and 25% of its assets to the large cap value style, whereas the Wells Fargo Advantage Growth Equity Fund does not have target allocations to the large cap blend style or the large cap value style.

The distinctions listed above mean that Wells Fargo Advantage Growth Equity Fund has a target allocation that invests a greater percentage of its assets in large cap growth style, small cap style and international style master portfolios, whereas the Wells Fargo Advantage Diversified Equity Fund has a target allocation that invests a significant percentage of its assets in large cap blend style and large cap value style master portfolios. A more complete description of each Fund's investment goals and strategies is below.”

Comment:       With respect to the Merger in which the Wells Fargo Advantage Large Cap Appreciation Fund is the Target Fund, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you asked us to confirm whether or not the Wells Fargo Advantage Large Cap Appreciation Fund may invest in foreign securities, and if so, if there is a limit on the percentage of the Fund’s assets that may be invested in foreign securities.

Response:      We confirmed that the Wells Fargo Advantage Large Cap Appreciation Fund has the ability to invest in foreign securities, but that it does not do so as part of its principal investment strategy. The difference in the Funds’ principal investment strategies in this regard is disclosed in the second paragraph of the section entitled “Merger Summary - Investment Goal and Strategy Comparison.” The relevant disclosure in this section has been revised as follows:

                        “…the Wells Fargo Advantage Capital Growth Fund has a policy that allows it to invest up to 25% of its assets in equity securities of foreign issuers, whereas the Wells Fargo Advantage Large Cap Appreciation Fund may invest in foreign securities but does not do so as part of its principal investment strategy…”

Comment:       With respect to the Merger in which the Wells Fargo Advantage Large Cap Appreciation Fund is the Target Fund, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you asked us to confirm whether or not the Wells Fargo Large Cap Appreciation Fund emphasizes its investments in one or more particular sectors.

Response:      The Wells Fargo Advantage Large Cap Appreciation Fund does not have a policy to emphasize its investments in one or more particular sectors.

Comment:       With respect to the Merger in which the Wells Fargo Advantage Large Cap Appreciation Fund is the Target Fund, in the strategy comparison table under the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you requested that we ensure that defining large capitalization companies as those with market capitalizations of $3 billion or more is appropriate for the Acquiring Fund, the Wells Fargo Advantage Capital Growth Fund.

Response:      We believe that defining large capitalization companies as those with market capitalizations of $3 billion or more is appropriate for this Fund. We understand that companies included in the Russell 1000 Index are typically considered large-capitalization companies.  At September 30, 2009, the median market capitalization of companies included in the Russell 1000 Index was $3.92 billion.  At March 31, 2009, the median market capitalization of companies included in the Russell 1000 Index was $2.72 billion.

Comment:       With respect to each Merger, in the section entitled “Merger Summary – Tax Information,” you requested that we provide more detailed disclosure regarding any anticipated disposal of securities in connection with the Merger.

Response:      With respect to the remaining merger pairs, the disclosure in this section currently states that “[a] substantial portion of the securities held by your Target Fund may be disposed of in connection with the Merger. This could result in additional portfolio transaction costs to your Target Fund and increased taxable distributions to shareholders of your Target Fund.”  We also believe this disclosure coupled with the detailed disclosure of the similarities and differences between investment goals and strategies is adequate. We are unable to provide more specific information, given the following considerations:

There are no restrictions on the portfolio managers' ability to sell portfolio securities;

the exact amount of sales of securities cannot be determined until the Mergers are complete; and

sell decisions are based on numerous factors, including prices, market conditions and costs, and sales of a Fund's securities following a Merger will depend upon the portfolio manager's investment views and assessment of these factors at that time.

Comment:       With respect to the Merger in which the Wells Fargo Advantage Stable Income Fund is the Target Fund, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you asked us to confirm whether or not the Wells Fargo Advantage Stable Income Fund invests in stripped securities, and if so, if there is a limit on the percentage of the Fund’s assets that may be invested in stripped securities.

Response:      We confirmed that the Wells Fargo Advantage Stable Income Fund does not invest in stripped securities as part of its principal investment strategy. This difference in the Funds’ principal investment strategies is disclosed in the second paragraph of the section entitled “Merger Summary - Investment Goal and Strategy Comparison.”

Comment:       With respect to the Merger in which the Wells Fargo Advantage Aggressive Allocation Fund is the Target Fund, you requested that we confirm that the Wells Fargo Advantage Aggressive Allocation Fund and the Wells Fargo Advantage Growth Balanced Fund utilize the same performance benchmark and, if possible, to disclose this fact in the N-14.

Response:      We have confirmed that the Wells Fargo Advantage Aggressive Allocation Fund and the Wells Fargo Advantage Growth Balanced Fund each utilize both the Barclay’s Capital U.S. Bond Index and the S&P 500® Index as their respective performance benchmarks. We respectfully decline to add further disclosure in this regard as the benchmarks are appropriately listed in each Fund’s Average Annual Total Return table in the section entitled “Merger Summary – Fund Performance Comparison.”

Comment:       With respect to the Merger in which the Wells Fargo Advantage Strategic Income Fund is the Target Fund, in the second paragraph under the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you requested that we explain what the practical difference is between the principal strategy statements for both the Target Fund and the Acquiring Fund contained in the following statement:

                        “The Wells Fargo Advantage High Income Fund normally invests at least 80% of its assets in below-investment grade corporate debt securities, whereas the Wells Fargo Advantage Strategic Income Fund may invest all of its assets in below-investment grade debt securities.”

Response:      The second paragraph under the section entitled “Merger Summary – Investment Goal and Strategy Comparison” has been revised as follows:

“The Funds’ investment goals are identical and their investment strategies are substantially similar.  Each Fund seeks total return, consisting of a high level of current income and capital appreciation.  The Wells Fargo Advantage High Income Fund normally invests at least 80% of its assets in below-investment grade corporate debt securities, whereas the Wells Fargo Advantage Strategic Income Fund, although it may invest all of its assets in below investment grade debt securities, does not similarly identify in its principal investment strategies the specific percentage of its assets it will invest in such securities.  With respect to the below investment grade portion of their respective portfolios, the Wells Fargo Advantage High Income Fund will generally invest in securities that are rated  BB  through CCC, whereas  the  Wells Fargo Advantage Strategic Income Fund typically invests in securities that are rated  BB  through C.  Further, the Wells Fargo Advantage High Income Fund limits it investments in below investment grade debt securities that are in default at the time of purchase to 10% of its assets, whereas the Wells Fargo Advantage Strategic Income Fund may invest up to 20% of its assets in such securities as part of its principal investment strategies.  These distinctions mean that there is more flexibility in the Wells Fargo Advantage Strategic Income Fund’s investment strategy to invest more or less of its assets, at any given time, in below investment grade  debt  securities, that the portion of below investment grade debt  securities  in the Wells Fargo Advantage Strategic Income Fund may be of a lower quality than that of the Wells Fargo Advantage High Income Fund, and that the Wells Fargo  Advantage  Strategic Income Fund may invest more of its assets in debt securities that are in default at the time of purchase than the Wells Fargo Advantage High Income Fund.  Another difference is that although both Funds have exposure to foreign investment of up to 30% of their assets, the Wells Fargo Advantage High Income Fund makes such investment only in U.S. Dollar-denominated debt securities, whereas the Wells Fargo Advantage Strategic Income Fund may invest directly in debt securities of foreign issuers.  A more complete description of each Fund’s investment goals and strategies is provided below.

We make the following representations to you:

the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We plan to file the definitive prospectus/proxy statement pursuant to Rule 497 on or around April 21, 2010 to incorporate the responses to your comments described above.  Please feel free to call me at (617) 210-3662 if you have any questions or would like anything additional.

                                                                                    Sincerely,

                                                                                    /s/ Brian J. Montana

                                                                                    Brian J. Montana, Esq.

cc: Marco Adelfio, Esq.

      C. David Messman, Esq.